

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2022

Todd Denkin
President
Digipath, Inc.
6450 Cameron St
Las Vegas, Nevada 89118

      Re: Digipath, Inc.
          Form 10-K for the Fiscal Year Ended September 30, 2021
          Filed December 29, 2021
          File No. 000-54239

Dear Mr. Denkin:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services